EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended June 30, 2003	Year Ended June 30, 2004	Year Ended June 30, 2005	Year Ended June 30, 2006	Year Ended June 30, 2007	Three Months Ended September 30, 2007
Income (loss) before income taxes	$32,870	$32,233	$43,123	$(17,110)	$(35,529)	$(1,692)

Fixed charges:
Interest expense	923	1,304	3,448	3,262	3,395	845
Portion of rental expense representative of interest factor	310	366	593	805	1,010	383
Amortization of deferred financing fees	—	137	718	840	846	211

Total fixed charges	$1,233	$1,807	$4,759	$4,907	$5,251	$1,439

Income (loss) before income taxes plus fixed charges	$34,103	$34,040	$47,882	$(12,203)	$(30,278)	$(253)

Ratio of earnings to fixed charges (A)	27.7	18.8	10.1	(2.5)	(5.8)	(0.2)

Coverage deficiency	$—	$—	$—	$17,110	$35,529	$1,692

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense (including an estimate of the interest within rental expense) and amortization of deferred financing fees.